PINK BENCH DISTILLING

Business Plan



SHAWNA KELSEY & KRISTINA BOYD

225 E. Kootenai Avenue
Troy, MT 59935
(406) 478-8788
invest@pinkbenchdistilling.com

Table of Contents

I.   Executive Summary

MISSION AND VALUES

Pink Bench Distilling crafts small-batch spirits from the farms and forests of far-northwest Montana to embody, honor, and champion its lush natural heritage and intrepid people. Our business is rooted in love and honor of the land and the deep history it holds, of our local communities and the futures to which they aspire, and of strenuous physical and mental work that brings presence and peace. We envision the creation of a reliable enduring business that captivates both regional and national markets with the unique flavors of our area, offers opportunities for conserving and showcasing the assets of our community, and supports further innovative and traditional local economic development.

OWNERS

Shawna Kelsey and Kristina Boyd are co-founders and co-owners of Pink Bench Distilling. They have a decade of experience working together on community and business development projects in Troy, and have found the combination of their complementary skill sets and management styles create highly successful outcomes. They have channeled their successful history together into Pink Bench Distilling, working for years on product development and business planning. As a result of this work, they are in apprenticeship with a craft distillery in Kalispell, gaining valuable experience in commercial-scale production and business administration. As entrepreneurs, Shawna and Kristina have strategically utilized almost every business development support tool in Montana.

BUSINESS LEVERAGES

Pink Bench Distilling is part of an industry that has many positive aspects to promote its success. Craft distilling is a growth industry, and likely will remain so in the long term. And alcohol is a consumable staple good, which allows for the growth of a loyal customer base. Pink Bench Distilling also has a major competitive advantage in its location of Troy, MT, a destination for hiking, biking, hunting, and fly fishing. And the plant diversity and productivity in this region is huge. The local forest provides over 30 flavorful botanicals that are federally approved food or alcoholic beverage ingredients. Continual investments in city infrastructure, amenities, and businesses are making it a friendly travel stop. Real estate, development, and regulatory costs are low, which significantly reduces startup time and budgets. And our premises sits at the intersection of Troy's historic downtown and the sole road access to its city park, boat launch, northern neighborhoods and popular public lands. Initial planning and capitalization investments are high in this industry for both hard and soft costs. We are surmounting all of these barriers one by one, including:

Registration of Montana businesses
Secured lease on business premises
Issuance of Federal Distilled Spirits Plant Permit
Completion of Montana Domestic Distillery License audit
Issuance of Federal Botanical Collection Permits on local US Forest Service-managed public land
Trademark registration consultation from Vanderbilt School of Law for brand and logo
Grant funding for energy efficiency improvements to business premises
Funding consultation from The Center for Community Ownership and The Kassan Group
Committed investor, grantor, and personal capital
Unique spirit recipes
Business mentorship from SCORE and the 56 Strong Program through Prospera Womens' Business Network
Brand development through social media

BUSINESS GOALS

Goal 1: Create a line of products that are distinctive in the micro-distilling industry in the northwest.
Goal 2: Gain a loyal base of distribution within the states of MT, ID, WY, OR, WA, and CA.
Goal 3: Establish a tasting facility at the distillery in Troy, MT, which provides an inviting space that is popular for local use and a destination for travelers.
Goal 4: Become an economic driver for Troy, MT and neighboring communities.

PRODUCTS

Brandy: Our brandies, both aged and un-aged, will be crafted from locally gleaned apples, plums, pears, cherries and peaches. They will be a celebration of our abundant, and peckish grizzly, and black bears who can wreak havoc in unpicked fruit trees. Fur-nomenal!
Liqueurs: We have several amazing liqueurs prepared, including a sustainable alternative to coffee liqueur using roasted roots, a forest fruit liqueur, and a wild ginger liqueur. Home sweet home!
Gin: Our gins will highlight our many fantastic flavors of local botanicals. We have a dry variety of gin with crisp evergreen notes, as well as a lighter floral version. Pure Gin-ius!
Vodka: Our vodka will be honed in-house from neutral grain spirit produced from wheat grown and distilled on a Montana farmstead. We also have several flavored vodkas that showcase local botanicals. Light and easy!
Whiskey: Our whiskey grains will be sourced from local fields in northern Idaho and Montana, mashed and distilled in house, aged in oak, and finished with toasted staves of Rocky Mountain maple. Hunker down!

SERVICES

Tasting Room: Our family-friendly tasting room will offer a broad bar and spacious comfortable indoor and outdoor seating. Our kitchen will serve small plates of quality food. And we will also offer non-alcoholic beverage alternatives for our customers.
Personalized Spirits: We will offer customers the opportunity to create their own bottles of gin, flavored vodka, or liqueur within our bonded production facility. With our personal guidance, customers will experience custom blending of botanical distillates and other ingredients and leave with a bottle (or two) of our product that has the unique stamp of their work inside.
Botanical education: During botanical collection seasons, we will offer customers opportunities to accompany us in the field to collect ingredients. These outings will directly connect customers with our staff, our products, our cooperators, and their public land. This will foster brand loyalty in a fashion wholly unique to our remote location and local resources.
Social Media: We will utilize social media outlets such as short weekly podcasts, brief videos, periodic remote happy hours, and consistently stunning imagery to attract and retain loyal customers. These outlets will provide opportunities for people to experience some of our services from the comfort of their homes.

CUSTOMERS

Our initial distribution model involves three distinct target customers: Montana state liquor stores, Montana bars and restaurants, and individual consumers: The value sets of these customer groups share some baseline characteristics and build from there. At the base, all of our customers value Montana-made products and the personal services that enable our customers to benefit from these products. At the pinnacle, our individual customers derive value from our products and services because they value real delicious flavors from the earth. They celebrate adventure in the unknown and the familiar. And they value conscientious consumerism, and giving back

FINANCIAL PLAN

Please see our form C for our financial disclosures.

BUSINESS PROSPECTS

The distilled spirits industry is on a growth trajectory globally, nationally, and statewide. It has experienced steady growth in the U.S. for the past decade. Present impacts of the COVID-19 pandemic have reverberated throughout the United States, shaking nearly every industry to its core. As in the prohibition and depression eras, operating craft distillers face serious challenges from the powers of larger distillation conglomerates. However, Montana craft distilling remains strong, and Pink Bench Distilling is in a position to tailor its business toward evolved consumer priorities and to capitalize on new markets.

II.   General Company Description

BUSINESS DESCRIPTION

Our business is in the craft distilling industry. Our primary function is the distillation and distribution of spirits crafted from locally and regionally-sourced ingredients, including both agricultural and forest products. Our secondary function is the provision of a tasting room with light food and entertainment that captures both the local and tourist market. Conceived as a community-oriented business seeking to drive economic progress in a rural mountain town, Pink Bench Distilling is poised to cater to the increasingly popular place-based agri-tourism and local food movements, highlighting our regional characteristics while also exporting our products to other regions of the United States and the world. By beginning operations during this economic climate as a woman-owned business, we are also poised to take advantage of current economic stimulus opportunities with the assurance of an age-old market that persists through hardship. Our business will grow with the recovery of the economy without the added burden of retained debt to hinder its progress. There is no better time than now to invest in an economically stimulating local business such as Pink Bench Distilling.

MISSION STATEMENT

Pink Bench Distilling crafts small-batch spirits from the farms and forests of far-northwest Montana to embody, honor, and champion its lush natural heritage and intrepid people.

VALUES AND PHILOSOPHY

We at Pink Bench Distilling value honesty and integrity in all of our business relationships. We value creativity, innovation, and collaboration, which hone rough concepts into multi-faceted enterprise gems. And we value place-based dedication to our craft, balancing financial profitability with the prosperities of community and environmental health. Our business is rooted in love and honor of the land and the deep history it holds, of our local communities and the futures to which they aspire, and of strenuous physical and mental work that brings presence and peace. But while we maintain our roots, we reach for new opportunities that align with our core values. Consequently, we envision the creation of a reliable enduring business that captivates both regional and national markets with the unique flavors of our area, offers opportunities for conserving and showcasing the assets of our community, and supports further innovative and traditional local economic development.

OWNER LEVERAGE

Shawna Kelsey and Kristina Boyd are co-founders and co-owners of Pink Bench Distilling. They have a decade of experience working together on community and business development projects in Troy, and have found the combination of their complementary skill sets and management styles create highly successful outcomes. They have channeled their successful history together into Pink Bench Distilling, working for 6 years on product development and business planning. And as a result of this work, they are in apprenticeship with an established craft distillery in Kalispell, gaining valuable experience in commercial-scale production and business administration.

Shawna Kelsey provides Pink Bench Distilling with business planning, networking, and marketing expertise. She conducts market and regulatory research, fulfills operations estimates and purchasing, and maintains the face of the organization with local government officials and business owners. Shawna was born and raised in Troy, working as a carpenter through high school and during summers in college. She graduated Summa Cum Laude from the University of Montana with a Bachelor's Degree in Anthropology and a minor in International Development, and has 14 years of experience working with local and regional businesses, governments, and schools on community development projects. Her community and economic contributions to our area include:

- Founding a progressively successful local farmers market, school garden, and larger framework for the resurgence of a local agricultural system.
- Establishing Troy as the only northwest Montana town recruited as a Mainstreet Montana Rural Partner of the Governor's Office of Economic Development. This affords Troy enhanced planning assistance for economic and infrastructure development.
- Leading the city's effort to bring high quality, high speed internet to the greater Troy area.
- Serving the public as a member of the Troy City Council, Troy's Recreation Planning Task Force, Troy Farmers Market Board, Troy Fine Arts Council, Montana Ambassador Program, and as the Environmental Education and Economic Development Coordinator for a local non-profit.

Kristina Boyd provides Pink Bench Distilling financial planning, scientific and technological, and logistical expertise. She conducts market and product research and development, expands industry networking, maintains business records, manages written business communications, and interacts with local government officials and business owners. Kristina was born and raised in Los Angeles. She graduated Magna Cum Laude from Humboldt State University with a Master's Degree in Natural Resource Management, and obtained her Bachelor's Degree in Biology from Boston University. She has 22 years of experience working in all aspects of natural resource research and management, from repairing broken-down field trucks to building complex databases. Her community and economic contributions to our area include:

- Procuring $1.1 million dollars in grant funding and donations to support non-profit work in the greater Troy area, including Shawna's agricultural projects, and a further $50 thousand dollars for other regional non-profit organizations and universities.
- Leading large research, management, and education programs for regional threatened wildlife species such as the grizzly bear, gray wolf, and western bumblebee. This includes multi-million dollar budget administration, employee and volunteer supervision, and logistic operation.
- Founding a private consulting business for environmental program development, strategic planning, and structured decision making.
- Serving the public as an adult education teacher in grant writing and a board member of regional chapters of the Montana Native Plant Society and The Wildlife Society. She is also distinguished as a Wildlife Society Leadership Institute Scholar and an Environmental Leadership Program Fellow.

BUSINESS LEVERAGE

Pink Bench Distilling is part of an industry that has many positive aspects to promote its success. Craft distilling is a growth industry, and likely will remain so in the long term. Alcohol is a consumable staple good, which allows for the growth of a loyal customer base. It is also a flexible industry, as illustrated by its contribution to historic wartime industrial alcohol production and current pandemic sanitizing alcohol production. The craft distilling industry also has a general culture of collaborative support, with the goal of a rising tide to lift all boats. National organizations such as the American Distilling Institute, the American Craft Spirits Association, the American Botanical Council, and American Herbal Products Association offer government regulation relations, peer networking, and business development support. And Montana is home to the Montana Distillers Guild, which raises awareness about craft distilling in Montana. The state of Montana also provides support via excise taxes reductions for products made with Montana agricultural products, guaranteed product distribution to state-run liquor stores, and business development support through Small Business Administration counseling and loans.

As the owners of Pink Bench Distilling, Shawna and Kristina also enter this industry with unique personal aspects and perspectives to promote our success. Our backgrounds are varied, encompassing industry-relevant fields such as botany, biochemistry, mechanics, construction, economic development, psychology, marketing, management, retail sales, cuisine, food service, and politics. Our knowledge base and lengthy research and practice in the craft distilling industry gives us a sustainable balance of defined goals and objectives with adaptable activities that utilize our broad set of skills and social connections.

Pink Bench Distilling also has a major competitive advantage in its location of Troy, Montana. Seated on the banks of the large Kootenai River, surrounded by 2.2 million acres of forested public land including the Cabinet Mountain Wilderness, Troy is a destination for hiking, biking, hunting, and fly fishing. Foraging and wildcrafting are also popular pastimes on these public lands, and our business will harness this practice as a source for forest botanicals, key ingredients to our unique, innovative, place-based product line. Troy is also the gateway town for tourists traveling from Spokane International Airport to Glacier National Park. Traffic on Highway 2 doubles during summer months, averaging 3,800 vehicles per day, and traffic remains elevated throughout the fall hunting season.[1] Continual investments in city infrastructure, amenities, and businesses are making it a friendly travel stop.

Along with its attractive attributes to residents and tourists, the city of Troy is an attractive business startup location. Real estate, development, and regulatory costs are low, which significantly reduces startup time and budgets. The physical location of the distillery premises within Troy is prime. The premises is situated at the intersection of Troy's historic downtown and the sole road access to its city park, river boat launch, and northern tract of public land and residential neighborhoods. The premises itself welcomes potential. Its L-shaped building, plentiful off-street parking and large green space are made for open outdoor dining - a service lacking in Troy. And while the main road receives the highest traffic in town, a 25 mph speed limit and the presence of the city police station at the intersection keeps the area peaceful. A movie theater and a historic biker bar also flank the building, which compliment the business and will attract customers.

[1] Montana Department of Transportation. 2020. MS2 Transportation Data Management System. <http://www.ms2soft.com/tcds/?loc=Mdt&mod=tcds&local_id=W-147>. Accessed 30 May 2020.

OWNERSHIP

Our distillery will be run under Naiad Creative, Inc., a Montana registered C-Corp. Our brand name of Pink Bench Distilling has secured trademark approval and is a DBA under Naiad Creative Inc.. Lake Camp LLC, a separate property management entity owned by Shawna and Kristina, owns the business premises at 225 E. Kootenai Ave, Troy MT. As our business grows, Naiad Creative, Inc. will seek classification as a Benefit Corporation (B-Corp). This classification will enable us to further our mission of championing our local natural heritage and intrepid people, create a new marketing tool, and access a network of resources available only to B-Corps.

GOALS AND OBJECTIVES

Goal 1: Create a line of products that are distinctive in the micro-distilling industry in the northwest.

Objective 1: Incorporate locally grown ingredients into our production process.

Troy sits 10 miles from the Montana / Idaho border. Through our agricultural development activities, we have formed relationships with both Montana and Idaho agricultural growers. In addition to Montana grains grown in the Great Plains region of the state, the floodplains of the Kootenai and Moyie Rivers in Idaho serve the area with agricultural products. Our area also has a large base of independent fruit growers, who we can partner with in our production.

Objective 2: Incorporate local forest botanicals into our production process.

Troy also sits within a unique ecological niche, within an inland rainforest between the Palouse and Great Plains. The plant diversity and productivity in this region is huge, and local forest provides over 30 flavorful botanicals that are federally approved food or alcoholic beverage ingredients.

Objective 3: Establish a suite of high-quality and consistent core products.

We will build our brand based on a set of products with reliable quality and availability. These products will occupy shelves in state liquor stores, bars, and restaurants. Consistent shelf visibility will build our brand recognition and encourage residents and tourists of our region to visit our website and tasting room.

Objective 4: Offer rotating limited-run specialty products inspired by local botanicals.

We will enliven our brand through short-run seasonal releases of unique specialty spirits that celebrate local plants, animals, people, and places. We will work with our distribution partners to showcase these products, and have them available through our website and tasting room.

Goal 2: Gain a loyal base of distribution within the states of Montana, Idaho, Wyoming, Oregon, Washington, and California.

Objective 1: Build a state-wide clientele of agency liquor stores for state-run distribution of products.

Montana is an alcoholic beverage control state. Agency liquor stores provide an outlet for direct-to-consumer sales, as well as sales to bars and restaurants. Building and maintaining relationships with these stores, and consistently ensuring shelf-space for our core products is an important factor in business sustainability and profitability.

Objective 2: Build a local clientele of liquor stores, bars, and restaurants for in-person distribution of products.

Craft distillers based in Montana are able to distribute directly to sales venues. Direct relationship building with local and regional venues ensures our products are always available, without the intermediary of state distribution. These relationships are also an important factor in our place-based business model.

Objective 3: Cultivate a growing clientele of liquor stores, bars, and individuals across the northwest and beyond.

Business growth and planning will enable us to fulfill distribution licensing and case order requirements of other states, countries, and online direct to consumer outlets. Building a clientele network outside of Montana is a critical factor to business sustainability and its contribution to the general economic growth of Troy.

Goal 3: Establish a tasting facility at the distillery in Troy, MT, which provides an inviting space that is popular for local use and a destination for travelers.

Objective 1: Offer quality mixed alcoholic and non-alcoholic drinks in an accessible price range.

Obtaining a quality mixed drink in Troy, whether alcoholic or not, is currently difficult. Accordingly, drink prices at bars and restaurants in Troy are rock bottom. This leaves ample room for pricing drinks at higher, yet reasonable, rates. Our tasting room can easily fill the gaping niche in our area of a pleasant venue to rest and enjoy a tasty beverage, which will be attractive to both locals and travelers.

Objective 2: Offer a quality menu of small food plates in an accessible price range, utilizing local ingredients when possible.

Obtaining a meal that excites the palette in Troy is also currently difficult. Our tasting room will provide customers with varying, seasonal options for small plates with globally-inspired and locally provided flavors that can stand alone or compliment our drink offerings.

Objective 3: Build a local individual clientele who utilize the distillery and its services for regular product consumption and/or socialization.

Our tasting room will be set comfortably to attract customers year round, with welcoming flexible indoor seating and clean relaxed outdoor seating. We will host promotional events and welcome customer-organized special events and meetings, to become a sought-after resource for local individuals and organizations.

Objective 4: Attract and retain a clientele of out-of-area visitors who utilize the distillery and its services for product consumption and bottle purchases.

As the northwestern gateway town to Montana, Troy receives a high amount of outdoor recreationist and seasonal work visitation during summer and fall months. These visitors are looking for unique experiences, dining options, and souvenirs. The distillery will provide for these needs, and our online presence will keep people connected to our products and services after they return home.

Goal 4: Become an economic driver for Troy, MT and neighboring communities.

Objective 1: Create employment opportunities within the distilling operation, tasting room, and marketing program.

We envision job creation in our distillation and bottling process, tasting room management and service, distribution relations, and marketing. The majority of these jobs will be available to local residents, keeping profits within our local community.

Objective 2: Create income opportunities for experienced foragers and wildcrafters through purchase of plant material for use in distillery products.

We have no shortage of highly knowledgeable botanists in our area, as foraging and wildcrafting are deeply embedded in the local culture. Botanical gathering can be done by persons of any age and at any time. With a lack of supportive services such as elder and child care in our area, this type of flexible occupation will be a key economic opportunity for women. Another key part of this objective will be to honor the history of the land and our Native American neighbors by implementing sustainable and culturally sensitive collection practices.

Objective 3: Create income opportunities for local farmers through purchase of raw agricultural products for use in distillery products.

Montana has an abundance of grain producers, as does northern Idaho. Through a combination of large regional growers and small local ones, we will compile a suite of grain suppliers with the capacity to provide staple and specialty strains of grain for core and limited-run products. With the federal and state support available for small farming, we expect to see existing small farms grow and new small farms establish, gradually increasing our area's capacity to support a fully local grain supply to the distillery. We will also source bulk neutral grain spirit from Montana-based grain-to-glass producers.

Objective 4: Offer fundraising opportunities for local organizations through regular events and promotions.

Not-for-profit organizations are the backbone of our local social support structure. We intend to work with local organizations to channel funding for their work through fundraising events at our tasting room and spirits promoting our partnerships.

Objective 5: Become a regular contributor to local economic development efforts, fostering innovation and growth in our community.

As our business succeeds, we will return the benefits we have received in our lives to our larger community through investing in local and state business associations, entrepreneur opportunities, and economic development efforts. We will help create a climate of hope and innovation to motivate, retain, and sustain all members of our community.

TARGET CUSTOMERS

Our initial distribution model involves three distinct target customers: Montana state liquor stores, Montana bars and restaurants, and individual consumers: The value sets of these customer groups share some baseline characteristics and build from there. At the base, all of our customers value Montana-made products and the personal services that enable our customers to benefit from these products. At the pinnacle, our individual customers derive value from our products and services because they value real delicious flavors from the earth. They celebrate adventure in the unknown and the familiar. And they value conscientious consumerism, and giving back.

III.   Products and Services

RESEARCH AND DEVELOPMENT

Shawna and Kristina have invested years developing the products and services of Pink Bench Distilling, and researching regulations applicable to craft distilleries in Montana. They have had extended mentorship by numerous other craft distillers in Montana and Washington, and actively participate in online forums for professional craft distillers. As a result of this network building, they are in apprenticeship with an established craft distillery in Kalispell, gaining working knowledge of commercial business operations. This includes distillery design and layout, commercial equipment operation and maintenance, product development and scaling, inventory production and management, distribution logistics, tasting room and kitchen operations, and governmental regulations and reporting practices. And while research into this industry is vital to business success, it is no replacement for the benefits of hands-on experience.

PRODUCTS

Our product line reflects our mission to honor and champion the lush natural heritage and intrepid people of far-northwest Montana. We will use regionally grown grain and fruit in our base alcohols, and local or native botanicals to flavor our products. Our focus will be to serve current market demand while creatively and sustainably highlighting the abundant botanical assets of our region. Recent analysis of US[1] and Montana[2] spirit markets that detail sale shares of spirit categories will illuminate our product development strategy (Figure 1).





Figure 1. Recent sale shares of major spirit categories in the US and Montana. *Note the US report identifies Liqueurs as its own major category and includes Gin in its "Other" category, while the Montana report identifies Gin as its own major category and includes Liqueurs in its "Other" category.

[1] Gale. 2017. Business Insights: Essentials: United States - Spirits. <https://bi-gale-com.weblib.lib.umt.edu:2443/essentials/article/GALE%7CA564221424/dce>. Accessed 16 June 2020.

[2] Montana Alcoholic Beverage Control Division. 2019. Fiscal Year 2019 Liquor Enterprise Fund Report of Operations. <https://mtrevenue.gov/publications/liquor-publications/> Accessed 19 June 2020.

Our products currently in development include:

>   **Brandy**: Our brandies and eau de vies will be crafted from locally gleaned apples, plums, pears, cherries and peaches. They will be a celebration of our abundant, and peckish grizzly, and black bears who can wreak havoc in unpicked fruit trees. Fur-nomenal!

>   **Liqueurs**: We have several amazing liqueurs developed, including a sustainable alternative to coffee liqueur using roasted roots, a forest fruit liqueur, and a wild ginger liqueur. Home sweet home!

>   **Gin**: Our gins will highlight our many fantastic flavors of local botanicals. We have a dry variety of gin with crisp evergreen notes, as well as a lighter floral version. Pure Gin-ius!

>   **Vodka**: Our vodka will be honed in-house from neutral grain spirit produced from wheat grown and distilled on a Montana farmstead. We also have several flavored vodkas that showcase local botanicals. Light and easy!

>   **Whiskey**: Our whiskey grains will be sourced from local fields in northern Idaho and Montana, mashed and distilled in house, aged in oak, and finished with toasted staves of Rocky Mountain maple. Hunker down!

SERVICES

In the new post-pandemic economy, customer services will be key to creating unique points of differentiation. Pink Bench Distilling will offer several services to enhance customer appreciation and loyalty to our product line:

>   **Tasting Room**: Our tasting room will offer a space for quiet reflection or festive gatherings, with a broad bar and spacious comfortable indoor and outdoor seating. Our kitchen will serve small plates of quality food that reflect seasonal offerings from local farms and forests. We will also offer non-alcoholic beverage alternatives for our customers. In order to ensure a welcoming space for all our community members, emphasis on our premises will be safety and civil socialization.

>   **Personalized Spirits**: We will offer customers the opportunity to create their own bottles of gin, flavored vodka, or liqueur within our bonded production facility. With our personal guidance, customers will experience custom blending of botanical distillates and other ingredients and leave with a bottle (or two) of our product that has the unique stamp of their work inside.

>   **Botanical education**: During botanical collection seasons, we will offer customers opportunities to accompany us in the field to collect ingredients. These outings will directly connect customers with our staff, our products, our cooperators, and their public land. This will foster brand loyalty in a fashion wholly unique to our remote location and local resources.

>   **Social Media**: We will utilize social media outlets such as short weekly podcasts, brief videos, periodic remote happy hours, and consistently stunning imagery to attract and retain loyal customers. These outlets will provide opportunities for people to experience some of our services from the comfort of their homes.

COMPETITORS

As of 2020, Montana was home to 22 permitted craft distilleries (Figure 2). Vodka and whiskey, including flavored variations, are the most produced spirit categories in the state, followed by gin, rum, various liqueurs, and other creative spirits (Figure 3). Only five craft distillers offer brandy of various kinds, and three craft distillers offer agave-based spirits (a.k.a. Tequila).

Current Licensed Craft Distilleries in Montana



Figure 2. Locations of licensed craft distilleries in Montana as of September 2020. Pink Bench Distilling is represented in black, in the far northwest corner of the state. All other distilleries are represented in grey.

Spirits Offered by Craft Distilleries in Montana



Figure 3. Number of Montana craft distilleries offering each major spirit category sold in the state. Bubble sizes and labels indicate the number of individual products available within each category.

Those distilleries that offer products similar to our native/local botanical focus are:

➢ Glacier Distilling: Apple, pear, plum, and cherry brandies; cherry and huckleberry liqueurs.

➢ Willie's Distillery: Apple, chokecherry, and grape brandies; chokecherry liqueur.

➢ Montgomery Distillery: Cherry brandy; Native botanical gin.

➢ Gulch Distillers: Apple brandy; herbal fernet.

➢ Fireroot Spirits: Apple brandy.

In a business space where high quality products are the minimum standard, we do not intend to compete simply on that front. We will connect with our customers based on both product quality and value. In this, our products have several competitive advantages over the listed competition:

➢ **Brandy**: When people purchase our brandy, they will be supporting grizzly bear conservation efforts. Much of our ferment base will come from local fruit specifically harvested to reduce bear conflict in home orchards. No other regional brandy has this value-based approach for their brandy.

➢ **Liqueurs**: Our liqueurs highlight the abundant and unconventional flavors from our area's roots and fruits. While other distilleries are producing liqueurs from common local berries, we have developed recipes for uncommonly used, yet equally abundant, ingredients. They possess depth and character that cannot be imitated, and will be simply elegant products in the marketplace.

➢ **Gins**: Many gins may boast one or two local or wild ingredients, but ours will be singularly and completely wildcrafted from local botanicals. Those looking for authentic flavors of the forest that cannot be found at other distilleries will find them uniquely housed in ours.

➢ **Philanthropy**: In fulfillment of our mission, a percentage of profit from our products will be earmarked for philanthropic donation to the main causes upon which our business success relies: environmental conservation and rural economic development. No other regional craft distillery has this explicit value-based approach to offer their customers, nor the professional expertise behind it.

In addition to the quality and value our products provide, our business is poised to take advantage of the distribution system established in Montana. As an alcohol control state, Montana facilitates distribution of craft spirits through its warehouse system. However, distillers must build storefront clientele within this system to ensure orders. Craft distillers have the additional opportunity to self-distribute to liquor-licensed retailers across the state, including liquor stores, bars, and restaurants. This system gives a competitive advantage to craft distillers within their local vicinity, while creating an environment for competitive innovation and marketing across the state. We have established our product line with this in mind, offering unique products to reduce direct competition and unique incentives to encourage customer loyalty.

IV. Marketing Plan

INDUSTRY PROFILE

Distillation of essential oils and alcohol can be traced back 5,500 years to ancient Sumeria, Mesopotamia, and China.[1] This ancient practice migrated to the Americas about 500 years ago through European contact, and was well established in the American Colonies before the Revolutionary War. The distilled spirits industry in the United States has had its highs and lows across intervening years. The Prohibition era of the 1920's brought about licensing legislation and a vast constriction in small distilleries. During World War II, distilleries rebounded to become integral in the production of industrial alcohol, and spent grain was used to feed livestock.[2] The industry was dominated by these surviving large distilleries for decades, until recent trends in state legislation created tiered licensing fee structures. This afforded small distilleries an avenue to enter the market, catalyzing a renaissance in craft distilling..

The distilled spirits industry is on a growth trajectory globally, nationally, and statewide. It has experienced steady growth in the U.S. for the past decade. Craft distilling has tripled its market share since 2012, with the most recent 2017 estimate at 4.7%.[3] Likewise, the craft distilling industry in Montana has been growing since its legalization in 2005 (Figures 4, 5 & 6).[4] And the industry's growth is positioned to remain stable under market forces. Barriers to entry are relatively high: business premises, equipment, recipes, product labels, and local approvals must all be established before federal licensing. This challenge inhibits new entrants into the market but, once surmounted, lends advantage to new entrants with unique or innovative products. And few products substitute for distilled alcohol. Wine and beer make up the bulk of alcoholic alternatives, with mead and cider following as distant rivals. Some non-alcoholic distilled products are coming to market that may be considered substitutional, but may also be considered complementary and useful as cocktail mixers.

Grains are staple base ingredients for craft distilling, and the industry can be subject to the economic vacillations of the global grain market. However, the business model of craft distilling generally integrates partnerships with local grain farmers. These relationships temper bargaining powers for either party while adding a premium value to craft distilled products. And while product pricing may influence consumer choice, buyers have little bargaining power. Overall, the manifestations of these market forces have enabled craft distilleries to maintain friendly rivalries and constructive coalitions in which a rising tide lifts all boats.

Present impacts of the Covid-19 pandemic have reverberated throughout the United States, shaking nearly every industry to its core. As in the prohibition and depression eras, operating craft distillers face serious challenges from the powers of larger distillation conglomerates. However, Montana craft distilling remains strong, and Pink Bench Distilling is in a position to tailor its business toward evolved consumer priorities and to capitalize on new markets.

[1] Kockmann, N. 2014. History of Distillation. Pages 1-43 *in* A. Gorak & E. Sorensen, editors. Distillation: Fundamentals and Principles. 480 pages. Ebook 978-0-12-386548-9. Elsevier Inc. Amsterdam, Netherlands.
[2] Regan, G., and M.H. Regan. 1995. The book of bourbon and other fine american whiskeys. 364 pages. Houghton Mifflin. Boston, Massachusetts, United States.
[3] Micallef, J.V. 2019. The American Distilling Institute Announces the 2019 Craft Spirits Awards. Forbes.com. 28 March 2019. <https://www.forbes.com/sites/joemicallef/2019/03/28/the-american-distilling-institute-announces-the-2019-craft-spirits-awards/#2db2371e7dea> Accessed 20 May 2020.
[4] Barnes, C., et al.. 2019. US Industry & Market Report, NAICS 31214: Distilleries & Alcohol-Making Industries. 197 pages. Bonita Springs, Florida, United States.



Figure 4. Demonstrated growth of micro-distillery establishments, both nationwide and in Montana.[1]



Figure 5. Demonstrated growth of micro-distillery sales, both nationwide and in Montana.[1]



Figure 6. Demonstrated growth of total micro-distillery employment, both nationwide and in Montana.[1]

[1] Barnes, C., et al. 2009 -2019. US Industry & Market Report Series, NAICS 31214: Distilleries & Alcohol-Making Industries. Barnes Publishing. Bonita Springs, Florida, United States.

Another bright note is reverberating from the industry's recent contributions to its local communities. As in World War II, the industry has proved beneficial to a national cause. In a time of critical shortages in sanitizing products, local craft distillers from across the nation, including Montana, stepped forward to provide their communities with alcohol-based sanitizing products.[1] As the local food movement resurges during the pandemic, craft distillers are poised to again become an integral part of local livestock production. And even outside of pandemic events, the maturation of the craft alcohol industry is demonstrating unique benefits to its local communities. Montana is at the forefront of innovative partnerships between local water treatment facilities and craft alcohol producers, saving small rural towns millions of dollars.[2] The proven capacity of the distilling industry to adapt to new circumstances and market opportunities demonstrates that it will weather this current economic storm, as it has for millenia.

Eco- and agri-tourism are another set of unique economic drivers that craft distilleries bring to rural mountain west communities. Our region has reeled for decades from declines in timber and mining production, and struggled to restructure with new sustaining industries. Craft distilling fits the bill. Production of craft alcohol involves the use of regionally farmed agricultural products such as wheat, corn, barley, and rye. Ingredients can also include federally approved local forest botanicals found abundantly in northwest Montana such as spruce, juniper, elderberry, and yarrow - to name a few. Concepts such as terroir and grain-to-glass have enabled symbiotic growth of craft establishments within, and among, the beer and wine industries. Craft distilling is also realizing the potential of the story behind the glass.[3] Indeed, global case studies consistently demonstrate the larger economic and social benefits of place-based eco- and agri-tourism, including the development of innovative markets, encouragement of autonomous economics, and empowerment of underrepresented economic participants such as immigrants and females.[4]

BUSINESS ECONOMICS

The economics of craft distilling look positive in the aftermath of the Covid-19 pandemic. A permanent reduction in the federal excise tax, from $13.50/gal to $2.70/gal, has been authorized by congress. Restrictions on alcohol delivery and restaurant occupancy have been eased in many of our target states, including Montana. And the national and global supply chain is recovering. Operating craft distillers have a difficult year to emerge from. But those planning to enter the market in the coming year, such as Pink Bench Distilling, economic growth is on the horizon.

With this great growth potential comes significant barriers to entry. In order to obtain a Federal Distilled Spirits Plant permit and a Montana Domestic Distillery License, a craft distillery must provide each entity with business registration documentation, proof of control of the distillery premises, floor plans demonstrating safety from theft and fire, proof of funding sources, serial numbers for distillation equipment,

[1] Distilled Spirits Council of the United States. 2020. Distilleries making hand sanitizer to fight Covid-19 webpage. <https://www.distilledspirits.org/distillers-responding-to-covid-19/ distilleries-making-hand-sanitizer> Acessed 20 May 2020.
[2] Kelleher, J. 2020. Feds award Havre for innovative wastewater treatment method using beer slurry. The Havre Herald. 21 January 2020. <https://www.havreherald.com/2020/01/01/feds-award-havre-for-innovative-wastewater-treatment-method-using-beer - slurry> Accessed 20 March 2020.
[3] Helmer, J. 2015. What is the grain-to-glass trend? Mother Nature Network. 18 February 2015. <https://www.mnn.com/food /beverages/stories/what-is-the-grain-to-glass-trend> Accessed 21 March 2020.
[4] Torres, R.M, and J.H. Momsen. 2011. Tourism and Agriculture: New geographies of consumption, production, and rural restructuring. 241 Pages. Ebook 978-0-20-383440-4. Taylor & Francis Group. Oxfordshire, United Kingdom.

spirit recipes, label designs, storage protocols, and the owners must pass a federal background check. After all permits and licenses have been issued, the distillery may begin manufacturing and distributing its products. A craft distillery must operate under all state and federal regulations pertaining to commercial food production and are inspected once per year by state health and safety officials. Initial planning and capitalization investments are high for the hard costs of premises, equipment, and supplies, as well as the soft costs of packaging design, website design, brand development, and trademarking.

We are surmounting all of these barriers one by one, including:

➢ **Registration** of Montana businesses
➢ **Secured lease** of business premises
➢ **Issuance of Federal Distilled Spirits Plant Permit**
➢ **Completion of Montana Domestic Distillery License** audit
➢ **Issuance of Federal Botanical Collection Permits** on local US Forest Service-managed public land
➢ **Trademark registration consultation** from Vanderbilt School of Law for brand and logo
➢ **Grant funding** for energy efficiency improvements to business premises
➢ **Funding consultation** from The Center for Community Ownership and The Kassan Group
➢ **Committed** investor, grantor, and personal capital
➢ **Unique** spirit recipes
➢ **Business mentorship** from SCORE and the 56 Strong Program through Prospera Womens' Business Network
➢ **Brand development** through social media

We have laid a successful track record for our business launch, and continue our progress with each further step. These accomplishments have helped us understand our customer base and influenced our future marketing strategy.

TARGET CUSTOMERS

Our initial distribution model involves three distinct target customers:

➢ **Montana state liquor stores**: The Montana state liquor control system allows craft distiller's products to be listed and requested from the state warehouse. But that does not mean that the warehouse or state-run liquor stores are required to carry Montana products. However, liquor store owners value Montana-made products. They also value product movement and revenue. Understanding the economic underpinning of their values, we will build relationships with store owners and employees and give them the knowledge and language to stock and recommend our craft products.

➢ **Montana bars and restaurants**: Similar to state liquor stores, relationships with the people working state bars and restaurants will be essential. These owners and employees share the economic underpinning of their values, as well as pride in Montana-made products. Higher-end bars and restaurants also value taste, and seek to provide a culinary experience that will bring their customers back and attract recommendations. Our products will embody this value through their unique and elegant tastes. And we will enable our establishment customers in the movement of our product by developing food and drink recipes for their use.

> ➤ **Individual consumers**: The value set of our individual customers encompasses a celebration of taste, place, and sustainability. Our customers, from every spectrum of humanity, value real delicious flavors from the earth. They value places where their feet can step. They value a breeze on their face, the rustle of leaves, the scent of flowers after rain. They celebrate adventure in the unknown and the familiar. They mark momentous occasions, or just the end of the day, with something to savor. They value conscientious consumerism, and giving back. Our products and services will be a manifestation of these values, welcoming our customers to enjoy, and support, the fruits of their earth.

PRODUCT MARKETING

Pink Bench Distilling's line of craft alcohol will be geared to create values for our customers, chiefly in regionally and sustainably sourced wild and agricultural ingredients, sustainable packaging, and corporate giving. Table 1 outlines the features and benefits of our products from a customers' point of view.

Table 1. Features and benefits of Pink Bench Distilling's product line.

Product	Features	Benefits
General	Sustainable packaging Corporate giving	Portable for outdoor adventure; Compostable for disposal Enjoyable, easy way to give back
Vodkas, Gins, & Whiskey	Locally-sourced grain Wild-sourced botanicals	Opportunity to support small, rural agriculture Unique, delicious flavors to experience and take home, or into the mountains.
Brandies & Eau de Vies	Locally-sourced fruit Non-grain product Stave-aged	Support people's coexistence with super-cool grizzly bears Delicious option for gluten-sensitive customers Sustainable use of slow-growing hardwood trees
Liqueurs	Wild-sourced fruit, botanicals, & honey	Opportunity to support non-timber forest products & small, rural agriculture Sweet, elegant treats with great stories behind them

SERVICES MARKETING

Pink Bench Distilling's services will be geared to enhance the value our products create, chiefly in customer familiarity with us as owners, our agricultural producers and ingredients, and ways to experience our products and connect with others. Table 2 outlines the features and benefits of our products from a customers' point of view.

Table 2. Features and benefits of Pink Bench Distilling's services.

Service	Features	Benefits
Tasting room	Quiet design	Great for professional, friendly, or romantic meetings
	State-mandated	No worry about rowdy behavior or inebriated attention
	2 ounce limit	Good for a quick, affordable bite with a drink or two
	Small plates of food	Treat yourself with friends without pressure to drink alcohol
	Non-alcoholic drinks	No need to hire a baby-sitter to have a nice time
	Family-friendly	Fresh air, sunshine, bonfires, lawn games… yes please!
	Outdoor seating	Easy to find, enroute to urban and frontcountry recreation
	Central Location	Connected to the past, part of downtown revitalization
	Historic Downtown	
Personalized spirits	Bottled experience	Get a story and gift to give to or share with friends
	Personal attention	Closely connect to the owners and the product ingredients
	Customized taste	This is exactly how I would tweak your product to fit me
Botanical education	Outdoor experience	Get exercise and learn where botanicals are sourced
	Insider knowledge	Closely connect to the people and plants behind the products
	Local partnerships	Weave botanical education into existing complimentary services
Social media	Instagram etc.	Beautiful pictures and event reminders that are quick and easy
	Videos	Sometimes informative, sometimes funny, always worth sharing
	Happy hours	Have some fun, learn some stuff, and interact with people
	Podcasts	Connect with Pink Bench without screen time
	Newsletter	One-stop-shop for last month's antics, and what's coming up

PROMOTION

A worn, wooden, fuschia pink park bench sits in front of our premises; an unexpected display of flamboyance in a blue collar mountain town. This pink bench has been a fixture in Troy for a generation, and embodies the image we want to project to our customers; one rooted in a sense of place and endowed with audacity and multiplicity. Our products and our imagery will be functionally feminine, like our pink bench. We want our customers to see our company as joyous, trustworthy, and knowledgeable. And we want them to see each of our products as a glimpse into the possibilities of feminine acumen.

Our imagery will use the pink bench as its central motif, simplified in our logo, and embellished with descriptive imagery in each product label. Our logo, the pink bench motif, and a complimentary color palette will be used on our products, merchandise, signage, and advertising.

There are so many ways to advertise right now. In order to reach our target customers, we plan to advertise in several ways:

- ➢ **Print**: We see print advertising as an important component of our marketing. It reaches older demographics that may not use social media often. Physical ads are highly impactful. And they have a long shelf life. There are several local and regional magazines we will target due to their subscriber base and distribution methods, including Montana Woman, Montana Quarterly, Distinctly Montana, Flathead Living, Sandpoint Magazine, High Country News, as well as seasonal visitor publications. We will also maintain signage along our local interstate.

- ➤ **Social**: Digital media has become essential for marketing, as a low-cost option to target specific demographics. And unique ads or promotions are easily shared with friends. In addition to quick ads with static imagery, we will explore opportunities for short, entertaining video ads and reels.
- ➤ **Audible**: With the rise of podcasting and music apps, this marketing segment will be essential in reaching our younger target customers. Audio ads have minimal production expense, and we can produce them with high-quality equipment we already own.
- ➤ **Events**: We will create tasting events at specific bars, restaurants, and trade shows that cater to our target customers, as well as private gatherings that utilize our friend and professional networks. This personal interaction will increase our brand recognition and stimulate word-of-mouth advertising.
- ➤ **Mailing List:** We will offer a mailing list to customers and supporters, sharing a monthly newsletter, special offers, event information and promotions. This will give us a chance to communicate with people who feel a connection to the brand while giving them an opportunity to share with their own networks.

PRICING

Craft spirit pricing in Montana follows a formula established by the state's Department of Revenue:

Posted Price = Base price + State markup* + License tax (10%) + Excise tax (16%) + Freight ($2/case)

*The state markup is 20% for craft distillers producing less than 25,000 proof gallons per year. Additional markup reduction can be achieved based on the percent of MT ingredients used in a product. With an ingredient base of 65% by weight Montana agricultural products, markup is cut to 10%. And if Montana ingredient weight increases to at least 75%, markup is eliminated. With our focus on local and native ingredients, we expect to meet the maximum reduction requirement. And while our calculations demonstrate profit margins in the range of 30 - 50% on our products with standard markup, this reduction can only help our suppliers and us.

Our planned base prices take into account ingredient, processing, bottling, markup, tax, and freight costs. We expect our posted pricing to generally be 5 - 10% above average pricing for Montana craft spirits, but not out of the range of variability (Figure 7). Our pricing will be higher than average due to the extremely local, and small scale, sourcing of our ingredients, including specialty grains, botanicals, and honey. Price is likely a competitive factor in our marketing strategy, but our target customers make purchase decisions on perceived quality, branding affinity, and pricing. We intend to compete on the former two competitive marketing factors within the average pricing structure for Montana craft spirits.



Figure 7. January 2021[1] average posted prices of Montana's craft spirits in categories aligning with Pink Bench Distilling's product line. Vertical error bars represent maximum and minimum prices. Open circles represent Pink Bench Distilling's projected pricing.

LOCATION

Our brand and business philosophy center around being a positive part of our ecological and human communities. Our location is representative of those values in multiple ways. The city of Troy is central to the vast Kootenai National Forest, with the mountains from which we gather ingredients and inspiration visible from all sides of our location. The Cabinet Mountain Wilderness Area is just a 10 minute drive away. Our location is off the highway, allowing for slow traffic, safe street parking, ample outdoor space, and direct access to Troy's paved walking trails, which access the city park and river access in just a 10 minute walk.

The location is also easily accessible from outlying neighborhoods as well as homes and businesses within the city. When incorporating the distillery into their routines, our local customers will appreciate the convenience and accessibility of the tasting room. And for locals and travelers alike our historic building and our location in the heart of Troy's historic downtown will demonstrate our authentic role in the community and heighten our customers' sense of place.

The building that houses our production space and tasting room is at least 100 years old, one of the few remaining original storefronts in Troy's downtown. Our renovation and care for the building is a visible livable nod to the town's past, and a hopeful sign for the future. The space we offer customers will be welcoming, warm, creative, and rooted in the community and landscape. Our exterior will retain its original structure, with updates to windows, doors, and paint that will give the building a more modern facelift while still complimenting other downtown storefronts. Our fenced outdoor space will feature some of the native plants used in our spirits, tables and chairs, a small performance and recreation area, and a kid-friendly space.

Once customers enter the tasting room, they will find a cozy space, thoughtfully crafted for both quiet conversations and friendly gatherings. A combination of bar space, small tables, and soft furnishings will

[1] Montana Department of Revenue. 2021. Montana Liquor Pricebook: November, December & January 2021.<https://mtrevenue .gov/wp-content/uploads/2020/10/Nov-Jan20-21-covertocoverLiqour-Book-2.pdf> Accessed 28 January 2021.

allow for a variety of parties. Large windows and ambient lighting will highlight the unique rooflines of the building and use of restored antique fixtures and local art. And a combination of off-street and on-street parking will provide easy access to the tasting room during all seasons.

Our kitchen will serve both tasting room and production needs. In off-hours we will use our kitchen space to process agricultural products used in our liquors. And we emphasize the importance of creating a gathering space in our tasting room and recognize that food is important, indeed inherent, in the act of gathering. So our kitchen will serve delicious small plates of appetizers or tapas to pair with the drinks we serve to our customers during tasting room hours. The ability to stop into a relaxing space to have a drink and small savory or sweet bite to eat after a day of work or play, or after an inexpensive dinner at home.

Our distilling space will be viewable via large windows within the tasting room, and accessible via a private lockable entrance behind the kitchen and office spaces. There will also be large side doors in the distilling space that open onto a delivery driveway. As a manufacturing facility, our distilling space will be highly functional, with sturdy finishings and floor drainage that facilitates ease of care and cleaning. We plan to purchase distilling equipment that does not require a steam boiler, increasing the safety of our facility even further. Our equipment will be configured for ease and safety of workflow. The functional ambiance of our backstage tours and custom blending experiences offered in our distilling space will ground our customer's perception of our business as a true grit manufacturing operation.


90'
50'
Bath 3
Office Area
Kitchen
Mech Area
Tasting Room
Bath 2
Bath 1
Distillery
Patio
North 3rd Street
East Kootenai Avenue

Figure 8. Diagram of planned distillery property and building space at 225 E. Kootenai Ave, Troy MT.

Four key businesses with alcohol service are within walking distance of our location: two restaurant/bars and two bars. While the two restaurant/bars are approximately five blocks away, the two bars are on an adjacent block to our location. Due to the restrictions that distillery tasting rooms must follow, including an 8 pm close time and two shot limit, we see these bars as complimentary. They are open later and do not have the same drink limits. We envision customers enjoying Pink Bench Distilling's spirits in the afternoon and early evening and, for those that would like to stay out later, they can transition to the nearby bars. We hope to

maintain a positive relationship with the local bars and restaurants, encouraging them to serve our spirits and even offering drink-mixing workshops to enhance the quality of local drinks overall.

Our regional competitors are distillery tasting rooms located in Montana and Washington, as there are no tasting rooms in Idaho distilleries. In Washington, the closest distillery is approximately 140 miles away in Spokane. In Montana, the closest distillery and tasting room is approximately 80 miles away in Eureka. Many of the regional distilleries with tasting rooms in Montana are along Highway 2, the same route taken by countless tourists each year on their journeys to Glacier National Park. We do not see these tasting rooms as direct competitors. They are simply too far from one another. Conversely, we see potential partnership in promoting the tasting rooms on the Highway 2 route to Glacier National Park - ours being the very first stop in Montana!

DISTRIBUTION

Our liquor bottles will be found for sale primarily through state liquor stores, as well as directly from our distillery tasting room. Cocktails containing our liquors will be available at featured restaurants and bars in Montana, and at our tasting room. Other opportunities to sip our liquors will include private tasting events, craft food and beverage expos, and competitions. And as we grow, bottles will also be available in other states by distribution channels to liquor stores, restaurants, and bars, and by direct online mail order.

V.   Operational Plan

PRODUCTION

We will produce our liquors on a 200 gallon Affordable Distillery Equipment Ultra Pro Whiskey Still with an 44,000 watt electric Bain Marie oil heating system. It will produce great brandy, gin, flavored vodka, and whiskey. It comes with a copper scotch column on a boiler with an internal bubble plate, and an 8" copper 4 bubble plate whiskey column. Each individual plate can be opened or closed, allowing for better control of flavor profiles and proof. The dephlegmator at the top of the whiskey column is used to control proof. The whiskey column will produce up to 160 proof in one run. Initial stripping runs can be done by bypassing the whiskey columns. And gin or flavored vodka can be produced by engaging a gin basket located after the whiskey column and before the condenser. A clean-in-place system will allow deep cleaning between runs of varying liquors. Our still will be custom produced for our needs, and look similar to the model pictured in Figure 9.



Figure 9. An Affordable Distillery Equipment 200 gallon steam-heated split-column Ultra Pro Vodka Still with scotch column, gin basket, and clean-in-place system.

We chose a Bain Marie style electric heating system for several reasons. We do not have natural gas service in Troy. Propane prices are unpredictable, and delivery schedules may not meet our consumption needs. Troy has some of the least expensive electricity rates in the nation. We have access to 3-phase electric service at our facility. And it will allow us to pursue alternative energy sources and work toward becoming carbon-neutral.

While a Bain Marie electric system is not as efficient as a boiler system on larger equipment, it fits our situation well and saves us about $30k in boiler and ventilation costs as well as valuable square footage in the distilling space. The Bain Marie system also functions like a steam-heated, or double-boiler, system that gives a very safe and soft heat - perfect for distilling on or off the mash. The still manufacturer estimates our cost of electricity per run at $20 based on the City of Troy's electricity rates. A 200 gallon run of brandy mash will yield about 36 gallons of finished cut brandy, equaling 180 750mL bottles, for a direct energy cost of $0.11 per bottle, or about 1.4% of our total estimated base production and packaging cost for a bottle of brandy.

All of our spirits will be produced on this still. Our brandies will be made from a variety of fruit available in our region. Fruit will be macerated and fermented in-house, and distilled using the whiskey column configuration of our still. The vodka base for our gins and liqueurs will be made from neutral grain spirit obtained from a Montana on-farm producer, and re-distilled in-house. We will run our spirits through the still with the gin basket configuration engaged to extract and infuse our locally-sourced botanicals for gins and flavored vodka. And we will combine our vodka with local fruit, other local botanicals, local honey, and sugar to produce our sweet liqueurs.

Troy is at the center of a fairly agricultural region, for being in the heart of the Rockies. It has the lowest elevation in the state of Montana, which lends it mild temperatures and a relatively long growing season. From Plains, Montana to Sandpoint, Idaho, there are many agricultural producers to partner with, including grains, fruits, and specialty produce. There are also many knowledgeable individuals on native edible plants in our region to partner with for our botanicals and berries. We will work with our suppliers to use existing lines of produce, and collaboratively develop new lines of produce and craft products. As we develop our products, our records will serve as reference for quality control. And we will keep reference samples of all of our products to ensure consistency, while also embracing the annual variations of taste in nature's abundance.

Our recipe development has been, and always will be, carried out with an eye toward balancing the seasonal nature of our ingredient supply with the market requirement of year-round product availability. We have expertise in ingredient processing, preservation, and flavor maintenance both through our vocations and avocations. And we are ensuring our recipes can be produced with dried, frozen, or canned produce to mitigate seasonal peaks and troughs in produce availability. Dried ingredients will be processed in-house, stored in sealed glass jars at a relative humidity between 3 - 7%, and monitored with food-safe humidity strips. Frozen ingredients will be held in a freezer below 0 degrees Fahrenheit. Fruit syrups will be canned in-house and stored for no more than 1 year.

INVENTORY

We will maintain inventory of various categories including raw and processed agricultural materials, packaging supplies, finished goods, and consumable foods. Spring through Fall is when our business will focus on procuring and processing or storing most of our spirit ingredients, as well as serving in our tasting room and conducting marketing activities focused on individual consumers. Spring will be an important time for collection and processing of many of our botanicals. Summer will be an important time for forest fruit collection and processing. And Fall will be an important time for collection and purchase of agricultural products such as tree fruit and grain. Fall through Spring is when our business will focus on fermenting, distilling, and creating our spirits, as well as strategizing for the coming year and conducting marketing activities focused on wholesale purchasers. Fall will be an important time for fermenting and distilling agricultural stone fruits that do not store well. And Winter will be an important time for fermenting and distilling apple brandy, as well as creating our products that contain stored botanicals and fruits.

SUPPLIERS

In order to spread risk in our supply chain, we will strive to develop relationships with more than one supplier in each category of consumable goods, including forest botanicals, specialty crops, grain neutral spirits, yeasts and enzymes, and packaging.

LOCATION

We purchased the property that will house the distillery in March 2020, after many months of location scouting. The location and building meet a balance between our needs as a small-scale manufacturer and the convenience needs of our suppliers and customers. The infrastructure of the current building provides basic distillery needs such as slab concrete floors, high ceilings, 3-phase power, and easy access. The building offers the minimum amount of space needed to produce at a competitive scale, but the property contains enough open space to allow for expansion when needed. There is currently no zoning in Troy that would preclude expansion.

The building is old and in need of extensive renovation. However, there are no significant structural deficiencies that require rebuilding. It will be renovated to meet our manufacturing needs and offer a comfortable space for customers. A loan for this building, its renovation, and distillation equipment are currently held jointly under Lake Camp LLC and Naiad Creative, Inc. When renovations are complete, or at the loan's maturity in October 2023, the loan will be split into a traditional mortgage held by Lake Camp LLC and a business loan held by Naiad Creative, Inc. The entities have a rental agreement in place.

LEGAL ENVIRONMENT

The craft distilling industry is subject to a variety of regulations and potential liabilities that our business will address in its operations:

> **Federal and State Regulations**: The business of craft distillation is permitted through the US Department of Treasury's Alcohol and Tobacco Tax and Trade Bureau (TTB, CFR 27), and licensed through the Montana Department of Revenue (MCA 16, ARM 42). As a food product, craft distillation also falls under the purview of the US Food and Drug Administration (FDA, CFR 21.730, Federal Food, Drug, and Cosmetic Act Sec. 201 and 409), as well as the Montana Department of Health and Human Services and the local county Health Department. The building will meet state and local commercial building codes (MCA 60, ARM 24.301) for the safety and accessibility to all customers. The distilling space itself will be renovated to meet all fire safety codes (MCA 61, ARM 23). And we will use commercial grade finishes and appliances to meet all state and local commercial food service codes (MCA 50, ARM 37.110).

> **Insurance**: In order to protect our business assets, Pink Bench Distilling will hold several insurance policies. A General Liability insurance policy will cover exposures such as alcohol manufacture, on-

site alcohol sales, alcohol distribution, tasting room operation, kitchen operation, promotional goods, and special events. A Property Coverage insurance policy will cover loss or damage of our equipment, supplies, and inventory, and will address the evolving valuation of aged product. A Liquor Liability insurance policy will cover tasting room exposures such as Montana's Dram Shop Law (MCA 27.1.710). A Commercial Hired and Non-Owned Auto insurance policy will cover exposures of personal vehicle use in business operations. And a Worker's Compensation insurance policy will cover injury and related losses for our employees.

➢ **Trademarks**: In order to protect our business and brand, Pink Bench Distilling and its logo will be registered US Trademarks.

MANAGEMENT AND ORGANIZATION

We will lead the company, participating in the operations of the business, shepherding its vision and direction, maintaining relationships with suppliers, customers, cooperators and regulatory agencies, and managing overall financial processes. In the first phase of the business, we will focus on collaborative decision processes. However, each of us will retain discrete responsibilities that lend our individual strengths to the business. We will each take on the leadership and delegation of certain aspects of our business.

Kristina will head up marketing and sales management and distilling operations. Marketing and sales management includes customer and supplier relations, local business networking, online business presence, advertising, outreach, and artistic themes and design. Distilling operations include ingredient procurement, supplier relations and ordering, record and reporting systems, distilling room logistics, and professional development.

Shawna will head up executive operations, property management and tasting room operations. Executive operations include C-Corp compliance, distiller insurance, investor relations, scaling potential, diversity initiatives, charitable work, and vision tracking. Tasting room operations include interior and exterior maintenance, kitchen and service equipment and ordering, menu and retail development, and customer experiences. Property management includes LLC compliance, property insurance, security, and maintenance.

EMPLOYEES

Our distillery will gain employees as it grows. In addition to our work as the business owners, we expect to employ 1- 2 people during our initial summer to assist in the tasting room and kitchen. We will strive to provide equitable living wages to all employees, starting from a base pay of $15/hr, as well as benefits such as health care and profit sharing. Within 10 years, we envision our business providing multiple levels of employment (Entry, Mid, and Senior) to approximately 8 employees:

➢ **Manufacturing**: We will both collect our own botanicals and purchase them from local independent gatherers. One Botanical Manager (Senior, full-time) will be employed to manage relationships with local botanical suppliers, quality control, processing, inventory tracking, and budgeting. One to two Distilling Room Assistants (Entry – Mid, part-time) will be employed to help with tasks such as botanical processing, distillation, finishing, bottling, general organization, maintenance, cleaning, and record keeping.

- ➤ **Customer Service**: One Tasting Room Manager (Senior, full-time) will be employed to manage the budget, supplies, and logistics of the tasting room and kitchen, develop food and drink offerings, and supervise other employees. One to two Mixologists (Entry – Mid, part-time) will be employed to serve drinks and food to customers, make on-site bottle sales, and help with tasks such as maintenance, cleaning, and record keeping.
- ➤ **Marketing**: One Marketing Manager (Senior, full-time) will be employed to develop strategies and budgets for marketing campaigns to state liquor stores, bars and restaurants, and individuals in Montana and out-of-state markets. One Media Manager (Mid, part-time) will either be hired or contracted to manage digital advertising and website and social media content.